LOWNDES, DROSDICK, DOSTER, KANTOR & REED, P.A.

November 24, 2009

Via EDGAR Submission and Overnight Delivery

Ms. Pamela A. Long

Assistant Director

Division of Corporate Finance

U. S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

cc: Dorine H. Miller, Financial Analyst

Re:	Nexxus Lighting, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 29, 2009
File Number 333-162743

Ladies and Gentlemen:

Nexxus Lighting, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 filed on October 29, 2009 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated November 23, 2009. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-1 filed on October 29, 2009.

Front Cover Page of the Registration Statement

1. Footnote (1) to the Calculation of Registration Fee table refers to shares of common stock that may be sold, if any, pursuant to the underwriters’ over-allotment option. However, the table does not include the additional shares to cover the underwriters’ over-allotment option. Please revise the table to include the additional shares in your amended registration statement.

Response: Footnote (1) to the Calculation of Registration Fee table has been revised to include the additional shares to cover the underwriters’ over-allotment option.

U.S. Securities and Exchange Commission

November 24, 2009

Table of Contents

2. We note the statement in the last sentence of the third paragraph that you “… do not guarantee, the accuracy and completeness of this information.” Please remove this statement, as you are responsible for the accuracy of the information included in the prospectus.

Response: The statement that we “… do not guarantee, the accuracy and completeness of this information” has been deleted from the last sentence of the third paragraph under the Table of Contents.

Exhibit Index, page II-10

3. We note that the opinion of counsel and the underwriting agreement will be filed in your amended registration statement. Please allow sufficient time after filing the exhibits for the staff’s review.

Response: The opinion of counsel and the form of underwriting agreement have been filed with this Amendment as Exhibits 5.1 and 1.1, respectively.

If the Staff has any additional questions or comments, please do not hesitate to call me at (407) 418-6293 or fax me at (407) 843-4444.

Very truly yours,

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.

/S/ SUZAN A. ABRAMSON
Suzan A. Abramson